Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 623,202,593

Date: December 6, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of November 30, 2022, the Company has operations in 21 states including operating 143 dispensaries and 29 cultivation sites with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited, a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On November 2, 2022, Curaleaf announced the expansion of its adult-use sales in New Jersey to its dispensary in Bordentown Township, making it its third and final location to sell adult-use cannabis in such state.

Please see the Issuer’s press release dated November 2, 2022, filed on the Issuer’s website for more information.

On November 7, 2022, Curaleaf reported its financial results for the third quarter ended September 30, 2022.

Please see the Issuer’s press release dated November 7, 2022, filed on the Issuer’s website for more information and available on SEDAR under the Issuer’s profile for more information. The unaudited condensed interim consolidated financial statements as of and for the three and nine months ended September 30, 2022 and 2021, as well as the accompanying management’s discussion and analysis of financial condition and results of operations for such periods, are also available on SEDAR under the issuer’s profile.

On November 14, 2022, Curaleaf announced its strategic national rebrand for Grassroots premium cannabis flower brand.

Please see the Issuer’s press release dated November 14, 2022, filed on the Issuer’s website for more information.

On November 22, 2022, Curaleaf opened new dispensaries in Orlando and Miami, Florida.

Please see the Issuer’s press release dated November 22, 2022, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, spoke at CannaVest on November 16 for a Keynote Fireside Chat titled, “The State of Cannabis Investing Globally.” Mr. Jordan appeared on CNBC “Fast Money” on November 8 to discuss Curaleaf’s Q3 earnings results. On November 11, Mr. Jordan appeared on The Dales Report, in a story titled, “Curaleaf to Increase Adult-Use Market Size Following Ballot Wins in Maryland, Missouri.”

Matt Darin, CEO, spoke at CannaVest on November 16 for a panel titled, “Investing in MSOs: A Look at Business Plans, Operating Models and Future Expansion Opportunities.” Mr. Darin also spoke with New Cannabis Ventures, Benzinga, and Cheddar to address Curaleaf’s Q3 results. Mr. Darin provided commentary about the midterm elections on November 11 in Benzinga, November 9 in Cheddar and November 8 in Cannabis Business Times. On November 9, Mr. Darin was quoted in New Cannabis Ventures, for a story titled, “Curaleaf Prepares for New Opportunities in American and European Cannabis.”

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On November 14, 2022, Curaleaf announced its strategic national rebrand for Grassroots premium cannabis flower brand.

Please see the Issuer’s press release dated November 14, 2022, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

Please see Item 1 for new dispensary openings during the month of November.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of November 30, 2022, the Issuer had a total of 6,063 employees, which includes 142 new hires and 395 terminations in the month of November.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Sentia Wellness

Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On August 24, 2022, the defendants filed their amended answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, fraud, violation of Oregon law, misappropriation of trade secrets and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleged claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages jointly and severally against the third party defendants in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs’ claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. The claims against the other third party defendants have not been dismissed.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	85,803	Shares issued in connection with RSU conversions and option exercises during the month of November 2022.	The proceeds from payment of the exercise/conversion price will be used for general working capital purposes.
Subordinate Voting Shares	3,483,581	Shares issued as consideration for the extinguishment of the right of former securityholders of Grassroots to receive additional contingent consideration upon the sale of certain designated Grassroots Illinois dispensaries; refer to the Form 9 dated November 2, 2022 for more information.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the expected benefits of recently opened dispensaries and the rebranding of the Grassroots premium cannabis flower brand, and (ii) the Issuer's current litigation and arbitration proceedings,. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer's management's discussion and analysis for the year ended December 31, 2021 and under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2021, and in other filings that the Company has made and may make in the future with the Canadian securities regulatory authorities available on SEDAR under the Issuer’s profile at www.sedar.com or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: December 6, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended November 30, 2022	Date of Report YY/MM/D December 6, 2022
Issuer Address 301 Edgewater Place
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com